Filed Pursuant to Rule 424(b)(3)
Registration No. 333-108596

PROSPECTUS SUPPLEMENT NO. 2
(TO PROSPECTUS DATED OCTOBER 10, 2003)

$37,000,000

BRADLEY PHARMACEUTICALS, INC.
4% Convertible Senior Subordinated Notes due 2013 and
Common Stock Issuable Upon Conversion of the Notes

     This prospectus amends the prospectus dated October 10, 2003, relating to the resale of our 4% Convertible Senior Subordinated Notes due 2013 and the shares of our common stock issuable upon conversion of the notes.

      The prospectus is hereby amended to restate, in its entirety, the table of selling securityholders in the prospectus under “Selling Securityholders,” as follows:

Name	Principal Amount of Notes Beneficially Owned that May be Sold	Percentage of Notes Outstanding	Shares of Common Stock Beneficially Owned Prior to the Offering(1)	Number of Shares of Common Stock that May be Sold(1)	Percentage of Common Stock Outstanding(2)
UBS AG London Branch	$20,000,000	54.05%	838,197(3)	1,000,000(4)	5.90%
Credit Suisse First Boston Europe Limited	$10,400,000	28.11%	520,000(4)	520,000(4)	3.16%
Satellite Convertible Arbitrage Master Fund LLC	$ 6,600,000	17.84%	330,000(4)	330,000(4)	2.03%

Total	$37,000,000	100%	1,688,197	1,850,000	10.39%

(1)	Consists solely of shares of common stock issuable upon conversion of the notes assuming a conversion rate of 50.0000 shares of common stock per $1,000 principal amount of the notes, subject to the limitation set forth in footnote 3 below and adjustment as described under “Description of notes—Conversion rights.” As a result of such adjustment, the amount of common stock issuable upon conversion of the notes may increase or decrease in the future.

(2)	Calculated based on Rule 13d-3(d)(1)(i) under the Exchange Act, based on 15,959,342 shares of common stock outstanding as of March 26, 2004, including as outstanding for each holder the number of shares of common stock issuable upon conversion of all of that holder’s notes (excluding the shares of common stock issuable upon the conversion of the other holders’ notes, except in the column total). See footnote 3 below for limitation on conversion.

(3)	Equals 4.99% of the sum of 838,197 shares plus the shares of common stock outstanding on March 26, 2004 since, pursuant to the terms of the indenture governing the notes, a holder may not convert any portion of the notes that, after giving effect to such conversion, would result in the holder and its affiliates beneficially owning in excess of 4.99% of the number of shares of common stock outstanding immediately after giving effect to the conversion.

(4)	Consists of shares of common stock issuable upon conversion of all of the holder’s notes.

     Investing in the notes and common stock issuable upon conversion of the notes involves a high degree of risk. See “Risk Factors” beginning on page 4.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or passed upon the accuracy or adequacy of this prospectus supplement or the prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is March 31, 2004.